

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2013

Via E-mail
Mr. Robert G. Adams
Chief Executive Officer
National HealthCare Corporation
100 E. Vine Street
Murfreesboro, TN
37130

Re: **National HealthCare Corporation**
        Form 10-K for the Year Ended December 31, 2012
        Filed February 15, 2013
        Form 10-Q for the quarterly period ended March 31, 2013
        Filed May 8, 2013
        File No. 001-13489

Dear Mr. Adams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements

Report of Independent Registered Public Accounting Firm, pages 42 and 77

1. Please amend the filing and include auditors' reports that are properly dated in accordance with Rule 2-02(a)(1) of Regulation S-X.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion & Analysis, page 17

2. Bonus Compensation, page 18

2. We note your August 12, 2011 response to comment 1 in our letter date July 29, 2011. We also note footnote (1) to your 2012 Summary Compensation Table. Please tell us why you included aggregated discretionary bonuses and amounts paid pursuant to the NHC Executive Officer Performance Based Compensation Plan under the Bonus column in the table. If the latter awards are based upon attainment of quantitative performance measures as opposed to discretionary evaluation, then the amounts should be properly reported under the Non-Equity Incentive Plan Compensation column and the Grants of Plan-Based Awards table.

3. We note your August 12, 2011 response to comment 3 in our letter dated July 29, 2011. It remains unclear your compensation committee evaluates Messrs. Flatt's and Ussery's performance under their respective performance plans. Although you disclose the financial measures considered, it is not clear how the committee determined that each should receive their target award for 2012.

Form 10-Q for the quarterly period ended March 31, 2013

Financial Statements

Change in Accounting Principle, page 9

4. Clarify for us whether or not you record *all* refundable portions of CCRC entrance fees as liabilities, and if so explain to us how this practice complies with the provision of ASC 954-430-25-1 requiring that *estimated* amounts of advance fees that are expected to be refunded to current residents be reported as a liability. In this regard, refer to the bottom carryover paragraph of page 12 and explain how the 40% apartment appreciation payable to residents effects your calculation of the recorded liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director